FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 333-114196

AXTEL, S.A. DE C.V.
(Translation of Registrant’s name into English)

Blvd. Gustavo Diaz Ordaz 3.33 No. L-1
Col. Unidad San Pedro
San Pedro Garza Garcia, N.L.
Mexico, CP  66215
(52)(81) 8114-0000
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

In this report, references to “$,” “$US” or “Dollars” are to United States Dollars and references to “Ps.” or “Pesos” are to Mexican Pesos. This report contains translations of certain Peso amounts into Dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Peso amounts actually represent such Dollar amounts or could be converted into Dollars at the rates indicated or at any other rate. This report contains discussions and financial information that were prepared in accordance with Mexican GAAP, unless otherwise indicated.

Forward Looking Statements

This report on Form 6-K contains certain forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements reflect our views with respect to our financial performance and future events. All forward-looking statements contained herein are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of factors discussed herein. Many of these statements may be identified by the use of forward-looking words such as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated” and “potential,” among others. Readers are cautioned not to place reliance on these forward-looking statements. The following factors, as well as other factors described in this report, could cause actual results to differ materially from such forward-looking statements:

• ability to attract subscribers;

• expansion of our business to new cities;

• changes and developments in technology, including our ability to upgrade our networks to remain competitive and our ability to anticipate and react to frequent and significant technological changes;

• our ability to manage, implement and monitor billing and operational support systems;

• an increase in churn, or subscriber cancellations;

• the control of us retained by certain of our stockholders;

• changes in capital availability or cost, including interest rate or foreign currency exchange rate fluctuations;

• the effects of governmental regulation of the Mexican telecommunications industry;

• declining rates for long distance traffic;

• fluctuations in labor costs;

• foreign currency exchange fluctuations relative to the US dollar or the Mexican peso;

• the general political, economic and competitive conditions in markets and countries where we have operations, including competitive pricing pressures, inflation or deflation and changes in tax rates;

• the timing and occurrence of events which are beyond our control; and

• other factors described in this Form 6-K.

Any forward-looking statements in this Form 6-K are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the current circumstances. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. You are therefore cautioned not to place undue reliance on such forward-looking statements. While we continually review trends and uncertainties affecting our results of operations and financial condition, we do not intend to update any particular forward-looking statements contained in this document.

TABLE OF CONTENTS

Page
PART I.

FINANCIAL INFORMATION

PART II.

OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS	44
ITEM 2.	CHANGES IN SECURITIES AND USE OF PROCEEDS	44
ITEM 3.	DEFAULTS UPON SENIOR SECURITIES	44
ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS	44
ITEM 5.	OTHER INFORMATION	44
ITEM 6.	EXHIBITS AND REPORTS	44

SIGNATURES	45

PART I.

FINANCIAL INFORMATION

ITEM 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
March 31, 2006 and December 31, 2005
(Thousands pesos of constant purchasing power as of March 31, 2006)

	(Unaudited)
	March 31,	December 31,
Assets	2006	2005

Current assets:
Cash and cash equivalents	$939,538	1,906,752
Restricted cash	-	34,765
Accounts receivable	655,991	658,685
Refundable taxes and other accounts receivable	70,671	42,627
Prepaid expenses	71,911	50,950
Inventories	67,736	61,876
Accounts receivable from related parties (note 4)	6,138	6,189

Total current assets	1,811,985	2,761,844

Long-term accounts receivable	21,044	18,956
Property, systems and equipment, net (note 5)	7,182,732	7,093,465
Telephone concession rights, net of accumulated amortization of $335,912 and $322,610 in 2006 and 2005, respectively	666,311	679,613
Pre-operating expenses, net	175,072	179,635
Deferred income taxes (note 9)	19,307	17,336
Other assets (note 6)	142,712	172,506

Total assets	$10,019,163	10,923,355

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$539,522	550,157
Accrued interest	57,497	12,856
Taxes payable	39,908	47,408
Current maturities of long-term debt (note 7)	43,955	41,319
Other accounts payable (note 8)	240,001	220,981
Due to related parties (note 4)	776	23
Derivative financial instruments (note 3)	82,730	84,090

Total current liabilities	1,004,389	956,834

Long-term debt, excluding current maturities (note 7)	1,853,165	2,804,863
Other long-term accounts payable	2,888	3,307
Seniority premiums	3,111	3,004
Allowance for severance payments	20,428	19,158

Total liabilities	2,883,981	3,787,166

Stockholders’ equity (note 10):
Common stock	8,104,361	8,104,361
Additional paid-in capital	518,164	520,134
Deficit	(1,577,489)	(1,553,127)
Cumulative deferred income tax effect	123,435	123,435
Change in the fair value of derivative instruments (note 3)	(33,289)	(58,614)

Total stockholders’ equity	7,135,182	7,136,189

Commitments and contingencies (note 11)

Total liabilities and stockholders’ equity	$10,019,163	10,923,355

The accompanying notes are an integral part of the condensed consolidated financial statements.

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Condensed Consolidated Statements of Operations
(Thousands pesos of constant purchasing power as of March 31, 2006)

	Three months ended
	March 31,
	(Unaudited)
	2006	2005
Telephone services and related revenue	$1,313,416	1,156,654

Operating costs and expenses:
Cost of sales and services	(394,574)	(363,756)
Selling and administrative expenses	(442,937)	(412,844)
Depreciation and amortization	(342,881)	(271,230)

	(1,180,392)	(1,047,830)

Operating income	133,024	108,824

Comprehensive financing result:
Interest expense (see notes 3 and 7)	(186,865)	(99,683)
Interest income	41,882	17,460
Foreign exchange loss, net	(27,108)	(7,312)
Monetary position gain	5,551	12,533

Comprehensive financing result, net	(166,540)	(77,002)

Other expense, net	(1,864)	(7,496)

(Loss) income before income taxes	(35,380)	24,326

Deferred income tax (note 9)	11,018	(9,417)

Net (loss) income	$(24,362)	14,909

Weighted average common shares outstanding	2,840,936,866	2,533,706,866

Basic and diluted earnings per share (pesos)	(0.01)	0.01

The accompanying notes are an integral part of the condensed consolidated financial statements.

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Condensed Consolidated Statements of Changes in Financial Position
(Thousands pesos of constant purchasing power as of March 31, 2006)

	Three months ended
	March 31,
	(Unaudited)
	2006	2005
Operating activities:
Net income	$(24,362)	14,909
Add charges (deduct credits) to operations not requiring (providing) resources:
Depreciation	288,884	242,275
Amortization	53,997	28,955
Deferred income tax	(11,018)	9,417

Resources provided by the operations	307,501	295,556

Net investment in operations	(23,008)	(242,645)

Resources provided by operating activities	284,493	52,911

Financing activities:
Additional paid-in capital	(1,970)	-
(Payments) proceeds from loans, net	(904,421)	1,028,755
Restricted cash	34,765	-
Other accounts payable	4,408	1,974

Resources (used in) provided by financing activities	(867,218)	1,030,729

Investing activities:
Acquisition and construction of property, systems and equipment, net	(378,151)	(342,318)
Pre-operating results	(6,136)	-
Other assets	(202)	(20,447)

Resources used in investing activities	(384,489)	(362,765)

(Decrease) increase in cash and cash equivalents	(967,214)	720,875

Cash and cash equivalents at beginning of period	1,906,752	577,453

Cash and cash equivalents at end of period	$939,538	1,298,328

 The accompanying notes are an integral part of the condensed consolidated financial statements.

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Condensed Consolidated Statement of Changes in Stockholders’ Equity
Three months ended March 31, 2006
(Thousands pesos of constant purchasing power as of March 31, 2006)

	Common stock	Additional paid-in capital	Deficit	Cumulative deferred income tax effect	Change in the fair value of derivative instruments	Total stockholders’ equity

Balances as of December 31, 2005	$8,104,361	520,134	(1,553,127)	123,435	(58,614)	7,136,189

Issuance costs	-	(1,970)	-	-	-	(1,970)

Comprehensive income	-	-	(24,362)	-	25,325	963

Balances as of March 31, 2006 (Unaudited)	$8,104,361	518,164	(1,577,489)	123,435	(33,289)	7,135,182

The accompanying notes are an integral part of the condensed consolidated financial statements.

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
March 31, 2006 and December 31, 2005
(Thousands pesos of constant purchasing power as of March 31, 2006)

(1)	Organization and description of business

Axtel, S. A. de C. V. and subsidiaries (the Company or AXTEL) is a Mexican corporation engaged in operating and/or exploiting a public telecommunication network to provide voice, sound, data, text, and image conducting services, and local, national, and international long-distance calls. To provide these services and carry out the Company’s activity, a concession is required (see note 11e). In June 1996, the Company obtained a concession from the Mexican Federal Government to install, operate and exploit public telecommunication networks for an initial period of thirty years.

AXTEL offers different access technologies, including fixed wireless access, point-to-point, point-to-multipoint, fiber optic radio links and copper technology, which are used depending on the communication needs of the clients.

The Company has been granted the following licenses over the spectrum of frequencies necessary to provide the services:

•
60MHz for Point-to-Multi-Point in the 10.5GHz band to cover each one of the nine regions of the Mexican territory. The acquisition of these twenty-year concessions, with an extension option, represented an investment of $150,298 for the Company.

•
112MHz for Point-to-Point in the 15GHz band and a 100MHz in the 23GHz band with countrywide coverage. The acquisition of these twenty-year concessions, with an extension option, represented an investment of $75,798 for the Company.

•	50MHz in the 3.4GHz. The licenses obtained allow coverage in the nine regions of the country, and the investment was $776,127 for a period of twenty years with an extension option.

The Company has commercial services in Monterrey, Mexico City, Guadalajara, Puebla, Toluca, León, Querétaro, San Luis Potosí, Aguascalientes, Saltillo, Ciudad Juárez, Tijuana, Veracruz, Torreón and Chihuahua.

(2)	Financial statement presentation

The accompanying consolidated financial statements have been prepared in accordance with Mexican financial reporting standards (Mex GAAP), which include the recognition of the effects of inflation on the financial information, and are expressed in Mexican pesos of constant purchasing power as of March 31, 2006, based on the National Consumer Price Index (NCPI) published by Banco de Mexico.

The following national consumer price indexes (NCPI) were used to recognize the effects of inflation:

	NCPI	Inflation %

March 31, 2006	428.764	0.83
December 31, 2005	425.232	3.30
March 31, 2005	414.687	0.74

The accompanying financial statements should be read in conjunction with Axtel’s Annual Audited Financial Statements for the year ended December 31, 2005, as certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in Mexico have been condensed or omitted. The Company’s condensed consolidated interim financial statements are unaudited, but in the opinion of management, reflect all necessary adjustments for a fair presentation, which are of a normal recurring nature. Operations results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2006.

When reference is made to pesos or “$”, it means Mexican pesos; when reference is made to dollars or U.S.$, it means currency of the United States of America. Except where otherwise is indicated or specific references are made to “U.S. dollar millions”, the amounts in these notes are stated in thousand of constant Mexican pesos as of the balance sheet date.

The consolidated financial statements include the assets, liabilities, equity and results on operations of the subsidiaries listed below. The balances and transactions between companies have been eliminated in the preparation of the consolidated financial statements.

% ownership

Instalaciones y Contrataciones, S. A. de C. V. (“Icosa”)	99.998%
Impulsora e Inmobiliaria Regional, S. A. de C. V. (“Inmobiliaria”)	99.998%
Servicios Axtel, S. A. de C. V. (“Servicios Axtel”)	99.998%

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of March 31, 2006)

(3)	Derivative instruments and hedging activities

The Company has Cross Currency Swaps (CCS) transactions, denominated “Coupon Swap” agreement to hedge its original aggregate principal amount U.S. dollar foreign exchange exposure resulting from the issuance of the U.S. $250 million senior notes. The Company does not enter into derivative instruments for any purpose other than hedging activities. That is, the Company does not speculate using derivative instruments.

By using derivative financial instruments to hedge exposures to changes in currency exchange rates fluctuations, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit counterparty risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it does not possess credit risk. The Company minimizes the credit risk in derivative instruments by entering into transactions with high-quality foreign financial counterparties.

On June 6, 2005, the Company entered into a new derivative CCS. The purpose of this agreement was to hedge the remaining portion of its U.S. dollar foreign exchange exposure. Under this agreement, Axtel will receive semiannual payments calculated based on the aggregate notional amount of U.S. $136.25 million at an annual rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of $1,480,356 (nominal value) at annual rate of 12.26%.

On March 29, 2004, the Company entered into a derivative CCS to hedge a portion of its U.S. dollar foreign exchange exposure resulting from the issuance of the U.S. $175 million 11% senior notes, which matures in 2013. Under the CCS transactions, Axtel will receive semiannual payments calculated based on the aggregate notional amount of U.S. $113.75 million at an annual U.S. rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of $1,270,019 (nominal value) at annual rate of 12.30%.

Both of the CCS will expire in December 2008. During the life of the contracts, the cash flows originated by the exchange of interest rates under the CCS are similar to those contractual terms in interest payment dates and those conditions of the underlying debt, except that the underlying debt is due in 2013. The Company has been accounting these partial term hedge fixed for fixed CCS under the cash flow hedge accounting model.

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of March 31, 2006)

As of March 31, 2006, the CCS information is as follows:

(Amounts in charts are expressed in millions)

	Currencies		Interest Rates
Maturity date	Notional amount	Notional amount (nominal value)	Axtel receives	Axtel pays	Estimated fair value

December 15, 2008	U.S.$ 113.75	$ 1,270	11.00%	12.30%	U.S.$(4.1)
December 15, 2008	U.S.$ 136.25	$ 1,480	11.00%	12.26%	U.S.$(3.5)

For the three-month period ended March 31, 2006, the change in the fair value of these CCS is an unrealized gain amount of U.S. $(.1) million recognized within the other comprehensive income section of equity, net of deferred taxes. Due to the redemption of 35% of the U.S. $250,000,000 original aggregate principal amount of the notes (see note 7), a hedge ineffectiveness amounting U.S. $(2.3) million was recognized on the comprehensive financing result during 2006, under the cash flow hedge accounting model.

The estimated fair values of derivative instruments used for the exchange of interest rates and/or currencies fluctuate over time and will be determined by future interest rates and currency prices. These values should be viewed in relation to the fair values of the underlying transactions and as part of the overall Company’s exposure to fluctuations in interest rates and foreign exchange rates.

The Company has conducted an initiative to identify, analyze and segregate if applicable, those contractual terms and clauses that implicitly or explicitly embed derivatives characteristics within financial or non financial agreements. These instruments are commonly known as embedded derivatives and do follow the same accounting treatment as of those free-standing contractual derivatives. Based on the above, the Company identified and considered that the amount of embedded derivatives for the three-moth period ended March 31, 2006 was immaterial and no amount was registered in the accounting records.

(4)	Related parties transactions

The main transactions with related parties, during the three-months period ended March 31, 2006 and 2005 are:

	(Unaudited)	(Unaudited)
	March 31,	March 31,
	2006	2005

Lease expense	$8,331	11,461
Installations services expense	880	753
Marketing and advertising expense	-	9,282
Other	53	90

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of March 31, 2006)

The balances receivable from and payable to related parties as of March 31, 2006 and December 31, 2005 are as follows:

	March 31	December 31
	2006	2005

Accounts receivable:
Operadora de Parques y Servicios, S.A. de C.V.	$6,138	6,189

Accounts Payable:
GEN Industrial, S.A. de C.V.	$42	23
Instalaciones y Desconexiones Especializadas, S.A. de C.V.	734	-
	$776	23

(5)	Property, systems and equipment

Property, systems and equipment are as follows:

	(Unaudited)
	March 31,	December 31,
	2006	2005	Useful lives

Land	$40,011	40,011
Building	141,656	129,925	25 years
Computer and electronic equipment	1,169,143	1,136,116	3 years
Transportation equipment	32,992	30,617	4 years
Furniture and fixtures	111,499	110,409	10 years
Network equipment	8,881,945	8,575,555	6 to 28 years
Leasehold improvements	179,119	173,416	5 to 14 years
Construction in progress	1,155,176	1,143,028
Advances to suppliers	83,457	129,463

	11,794,998	11,468,540

Less accumulated depreciation	4,612,266	4,375,075

Property, systems and equipment, net	$7,182,732	7,093,465

As of March 31, 2006 the Company has capitalized CFR as a component of the acquisition cost of property, systems and equipment aggregating $2,386.

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of March 31, 2006)

(6)	Other assets

Other assets consist of the following:

	(Unaudited)
	March 31,	December 31
	2006	2005

Notes issuance costs	$92,859	92,802
Telmex / Telnor infrastructure costs	63,767	63,767
Guarantee deposits	20,791	20,809
Other	19,173	28,632

	196,590	206,010
Less accumulated amortization	53,878	33,504

Other assets, net	$142,712	172,506

(7)	Long-term debt

Long-term debt as of March 31, 2006 and December 31, 2005 consist of the following:

	(Unaudited)
	March 31,	December 31,
	2006	2005
U.S. $162,500,000 in aggregate principal amount of 11% Senior Notes due 2013. Interest is payable semi-annually in arrears on June 15, and December 15 of each year.	$1,779,538	2,716,805

Premium on Senior Notes issuance	33,428	53,001

Promissory Notes with Hewlett Packard Operations Mexico, S. de R.L. de C.V. denominated in U.S. dollars, payable in 12 quarterly installments maturing in December 2007. The interest rate is 7.0%	24,753	29,010

Other long-term financing with several credit institutions with interest rates fluctuating between 6% and 9% for those denominated in dollars and TIIE (Mexican average interbank rate) plus six percentage points for those denominated in pesos.	59,401	47,366

Total long-term debt	1,897,120	2,846,182

Less current maturities	43,955	41,319

Long-term debt, excluding current maturities	$1,853,165	2,804,863

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of March 31, 2006)

Annual installments of long-term debt are as follows:

Year	Amount

March 2008	$26,537
March 2009	11,309
March 2010	2,353
December 2013	1,812,966

$1,853,165

During January 2005, the Company issued Senior Notes for U.S. $75 million under the original indenture. This issuance matures on December 2013. The bonds were issued at a price of 106.75% over face value, thus resulting in a premium of U.S. $5.1 million, which will be amortized as a reduction of interest expense over the term of the issuance from 11.0% to 9.84%.

On February 22, 2006 the Company redeemed U.S. $87,500,000 aggregate principal amount of its 11% senior notes due 2013, or 35% of the U.S. $250,000,000 original aggregate principal amount of the notes. The redemption was made at a price of 111% of the principal amount of the notes, plus accrued and unpaid interest to the redemption date. The premium paid on this transaction was U.S. $9.6 million, which is included on the comprehensive financing result.

Each of the Company’s consolidated subsidiaries, Instalaciones y Contrataciones, S.A. de C.V., Impulsora e Inmobiliaria Regional, S.A. de C.V. and Servicios Axtel, S.A. de C.V., are guaranteeing the notes with unconditional guaranties that are unsecured.

Some of the debt agreements that remain outstanding establish certain covenants, the most important of which refer to limitations on dividend payments and comprehensive insurance on pledged assets, among others. As of March 31, 2006, the Company was in compliance with all of its covenants and obligations.

(8)	Other accounts payable

As of March 31, 2006 and December 31, 2005, other accounts payable consist of the following:

	(Unaudited)
	March 31,	December 31,
	2006	2005

Guarantee deposits (note 11a)	$142,363	141,274
Interest payable (note 11a)	45,377	41,639
Other	52,261	38,068

Total other accounts payable	$240,001	220,981

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of March 31, 2006)

(9)	Income tax (IT), tax on assets (TA), employee statutory profit sharing (ESPS) and tax loss carryforwards

The parent company and its subsidiaries file their tax returns on a stand-alone basis, and the consolidated financial statements show the aggregate of the amounts determined by each company.

In accordance with the current tax legislation, companies must pay either the IT or TA, whichever is greater. Both taxes recognize the effects of inflation, in a manner different from Mexican GAAP.

The TA law establishes a 1.8% tax on assets adjusted for inflation in the case of inventory, property, systems and equipment and deducted from certain liabilities. TA levied in excess of IT for the year can be recovered in the succeeding ten years, updated for inflation, provided that in any of such years IT exceeds TA.

Effective January 1, 2002 a new Income Tax Law had been enacted, which provided for a 1% annual reduction in the income tax rate beginning in 2003, so that the income tax rate would have been 32% in 2005. In December 2004 the Mexican Congress approved changes to the Income Tax Law where the tax rate for 2005 was further reduced to 30%. Also, for years 2006 and 2007 the tax rates will decrease to 29% and 28%, respectively. Consequently, the deferred income taxes were calculated assuming a 28% tax rate for assets and liabilities. The effect of the reduction in the deferred income tax assets calculation for 2005 was $10,202.

For the three months ended March 31, 2006 and 2005 (unaudited), deferred IT amounted to an income (expense) of $11,018 and $(9,417), respectively; also, as of March 31, 2006, $12,946 was recorded into the change in the fair value of derivative instruments.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of March 31, 2006 and December 31, 2005 are presented below:

	(Unaudited)
	March 31,	December 31,
	2006	2005
Deferred tax assets:
Net operating loss carryforwards	$289,638	$312,763
Allowance for doubtful accounts	55,861	50,558
Accrued liabilities	15,470	13,528
Tax on assets	22,475	20,355
Premium on bond issuance	9,385	15,394
Fair value of derivative instruments	12,946	22,794

Total gross deferred tax assets	405,775	435,392

Less valuation allowance	23,710	22,852

Net deferred tax assets	382,065	412,540

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of March 31, 2006)

(Unaudited)
March 31,	December 31,
2006	2005

Deferred tax liabilities:
Property, systems and equipment	122,400	147,448
Telephone concession rights	182,048	185,942
Pre-operating expenses	49,152	51,298
Other assets	9,158	10,516

Total deferred tax liabilities	362,758	395,204

Deferred tax assets, net	$19,307	$17,336

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income of approximately $1,034,268 prior to the expiration of the net operating loss carryforwards in various dates as disclosed below. Taxable income for the three-month periods ended March 31, 2006 and 2005 were $59,410 and $125,648, respectively. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2006. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. As of March 31, 2006 and December 31, 2005, a deferred tax asset valuation allowance was established for tax loss carryforwards from the subsidiaries and TA from the Company.

According to the IT law, the tax loss of a year, restated by inflation, may be carried to the succeeding ten years. The tax losses have no effect on ESPS. As of March 31, 2006, the tax loss carryforwards expired as follows:

Year	Inflation- adjusted tax loss carryforwards	Recoverable TA

2010	$341,138	-
2011	232,703	-
2012	457,959	-
2013	-	9,432
2014	-	9,160
2015	2,468	3,074
2016	-	808

	$1,034,268	22,474

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of March 31, 2006)

(10)	Stockholders’ equity

The principal characteristics of stockholders’ equity are described below:

(a)	Common stock structures

At March 31, 2006, the Company had 2,840,936,866 shares issued and outstanding. Company’s shares are divided in two Series: Series A and B; both Series have two type of classes, Class “I” and Class “II”, with no par value. From the total shares, 32,212,209 shares are Series A and 2,808,724,657 shares are Series B. At March 31, 2006 the Company has only issued Class “I” shares. Also, at March 31, 2006 all shares issued are part of the fixed portion.

By resolutions adopted by the Extraordinary Shareholders Meeting held on August 26, 2005, the shareholders of the Company approved a proposal to cancel the increase of the variable portion of the common stock of the Company that was previously approved in a Extraordinary Shareholders Meeting held on September 8, 2004 in the amount equal to $3,193 through the issuance of 124,957,212 non-voting Series “N” shares. These Series “N” shares were never subscribed and paid.

By resolutions adopted by the Extraordinary Shareholders´ Meetings held on August 26, 2005, the shareholders of the Company (i) approved a proposals to reduce the variable portion of the capital stock of the Company for an amount equal to $5,260 (ii) approved a proposals to increase the variable portion of the capital stock of the Company for an amount equal to $5,260 (iii) approved a proposal to carry out a merger through which the Company (Merging company) absorbed Telinor Telefonía S. de R.L. de C.V (Merged company). These resolutions had no significant effects on the financial position or on the result of operations of the Company.

By resolutions adopted by the Ordinary and Extraordinary Shareholders´ Meetings held on November 11, 2005 (10 a.m.), the shareholders of the Company: (i) ratified all shareholders resolutions adopted prior to the date of this meeting; (ii) approved the financial statements of the Company for the fiscal year that ended on December 31, 2004, and (iii) reported about the current structure of the capital stock. At this meeting it was resolved and confirmed that the total subscribed and paid capital stock of the Company was $5,742,897,450 pesos (nominal value), represented by 1,253,233,984 common, non par value, Series “A” shares; 888,152,627 common, non par value, Series “C” shares; and 392,320,255 non voting, non par value, Series “N” shares.

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of March 31, 2006)

By resolutions adopted by the Ordinary and Extraordinary Shareholders´ Meetings held on November 11, 2005 (12 p.m.), the shareholders of the Company: (i) approved the conversion of 2,533,606,866 shares of the variable portion of the capital stock into the same number of shares of the minimum fixed capital stock; (ii) approved an increase of the minimum fixed capital stock of the Company in the amount of $5,742,897,450 pesos (nominal value); (iii) approved that the shares representative of the minimum fixed capital stock of the Company will be identified as Class “I” and the shares representative of the variable portion will be identified as Class “II”, and the reclassification of all the shares of the capital stock of the Company so that the capital stock will be represented by two series of nominative, common and non par value shares identified as Series “A” and Series “B” shares; (iv) approved that the subscribed and paid capital stock of the Company is represented by 32,212,209 nominative, common, non par value, Class “I”, Series “A” shares, and by 2,501,494,657 nominative, common, non par value, Class “I”, Series “B” shares; (v) approved an increase of the minimum fixed capital stock of the Company in the amount of up to $785,111,767 pesos through the issuance of up to 343,529,802 nominative, common, non par value, Class “I”, Series “B” shares, to be offered, subscribed and paid as part of a public and private offering (the offering) to be carry out by the Company no later than December 31, 2005.

In connection with the capital increase described in item (v) of the precedent paragraph, it was also resolved in such meeting to delegate in the Board of Directors and certain officers of the Company the authority (i) to determine, once the offering is completed, the number of shares subscribed in the offering, (ii) to determine the exact amount of the capital increase approved in such meeting based on the results of the offering, (iii) to cancel the unsubscribed and unpaid shares as a result of the offering, and (iv) to modify the text of Clause Sixth of the bylaws to reflect the subscribed and paid capital stock as a result of the offering.

Immediately after giving effect to the resolutions of the meeting referred to in the preceding two paragraphs, the Company’s capital stock was $6,521,541,755 pesos (nominal value), represented by 32,212,209 common, non par value, Class “I”, Series “A” subscribed and paid shares; 2,501,494,657 common, non par value, Class “I”, Series “B” subscribed and paid shares; and 343,529,802 common, non par value, Class “I”, Series “B” unsubscribed and unpaid shares to be offered in the offering.

(b)	Stockholders’ equity restrictions

Stockholder contributions, restated as provided for in tax law, totaling of $6,522,439 may be refunded to stockholders tax-free.

No dividends may be paid while the Company has a deficit. Some of the debt agreements mentioned in note 7 establish limitations on dividend payment.

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of March 31, 2006)

(11)	Commitments and contingencies

As of March 31, 2006, there are the following commitments and contingencies:

(a)
On January 24, 2001 a contract was signed with Global Towers Communications Mexico, S. de R.L. de C.V. (Formerly Spectrasite Communications Mexico, S. de R.L. de C.V.) expiring on January 24, 2004, to provide the Company with services to locate, construct, set up and sell sites within the Mexican territory. As part of the operation, the Company agreed to build 650 sites, subject to approval and acceptance by Global Towers Communications Mexico, S. de R.L. de C.V. (Global Towers) and, in turn, sell or lease them under an operating lease plan.

On January 24, 2001, the Company received 13 million dollars from Global Towers to secure the acquisition of the 650 sites at 20,000 dollars per site. These funds are not subject to restriction per the contract for use and destination. However, the contract provides for the payment of interest at a Prime rate in favor of Global Towers on the amount corresponding to the number of sites that as of June 24, 2004 had not been sold or leased in accordance with the terms of the contract. The Company has recognized a liability to cover such interest for $45,377, included within the other accounts payable in the balance sheet as of March 31, 2006.

During 2002, Global Towers filed an Ordinary Mercantile Trial against the Company before the Thirtieth Civil Court of Mexico City, demanding the refund of the guarantee deposit mentioned above, plus interest and trial-related expenses. The Company countersued Global Towers for unilateral rescission of the contract. As of March 31, 2006, the trial is at a stage where evidence is being shown.

(b)
On October 2002, Metronet, S.A. de C.V. ("Metronet") filed an action against the Company in the Fourth Civil Court in Monterrey (Mexico). Metronet claims that the Company wrongfully terminated a letter of intent and is seeking payment for services and direct damages of approximately U.S.$3.8 million, plus other expenses and attorneys' fees. The trial court ruled against the Company in first instance. The Company appealed such judgment before the Appeal Court and on October 22, 2004 ruled in favor of the Company, discharging Axtel of any liability, damages or payment in favor of Metronet. On November 12, 2004 Metronet requested constitutional review. On May 27, 2005, the Mexican Federal Court resolved the constitutional review requested by Metronet by ordering the State Superior Court of Appeals to review the case and to issue a new resolution. The State Superior Court of Appeals on July 7, 2005 ruled again in favor of the Company, releasing Axtel of any liability and responsibility. On August 5 2005, Metronet requested constitutional review challenging such State Superior Court’s decision. On January 20, 2006, the Mexican Federal Court resolved the constitutional review requested by Metronet by ordering the State Superior Court of Appeals to review the case and to issue a new resolution. On April 18, 2006 the State Superior Court of Appeals issued a new resolution awarding Metronet damages of approximately US$ 5.4 million.  The Company is reviewing the order and intends to appeal it.

(c)
The Company is involved in a number of lawsuits and claims arising in the normal course of business. It is expected that the final outcome of these matters will not have significant adverse effects on the Company’s financial position and results of operations.

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of March 31, 2006)

(d)
In compliance with commitments made in the acquisition of concession rights, the Company has granted surety bonds to the Federal Treasury and to the Ministry of Communication and Transportation of $25,996 and to other service providers amounting $164,304.

(e)
The concessions granted by the Ministry of Communications and Transportation (SCT), mentioned in note 1, establish certain obligations of the Company, including, but not limited to: (i) filing annual reports with the SCT, including identifying main shareholders of the Company, (ii) reporting any increase in common stock, (iii) providing continuous services with certain technical specifications, (iv) filing monthly reports about disruptions, (v) filing the services’ tariff, and (vi) providing a bond.

(f)
The Company leases some equipment and facilities under operating leases. Some of these leases have renewal clauses. Lease expense for three-month periods ended March 31, 2006 and 2005 was $87,369 and $92,470, respectively.

The annual payments under the committed leases as of March 31, 2006 are as follows:

	Contracts in:
	Pesos (thousands)	U.S. Dollars (thousands)

2006	$84,164	6,015
2007	99,172	6,731
2008	88,151	4,190
2009	71,817	3,129
2010	51,070	2,870
Thereafter	293,313	9,723
	$687,687	32,658

(g)	As of March 31, 2006, the Company has placed purchase orders which are pending delivery from suppliers for approximately $578,352.

(h)
On July 20, 2004 Axtel, Nortel Networks Limited and Nortel Networks de México, S.A. de C.V., entered into a Purchase and License Agreement for the supply of next generation soft switch equipment and related services (the “NGN PLA”). This NGN PLA contains standard commercial and legal terms. In this NGN PLA, Axtel has a purchase commitment to acquire from Nortel Networks the equipment and the software licenses required to have 100,000 lines in services by the end of the five (5) year term of such agreement. As of March 31, 2006, the Company has acquired the equipment and software licenses required to the have 70,451 lines in service.

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of March 31, 2006)

(i)
On February 24, 2006 Axtel, S.A. de C.V. and SR Telecom ("SRT") entered into a Special Agreement in which Axtel expressed its commitment to issue and deliver to SRT, during the period starting from January 1, 2006 and ending on December 31, 2006, purchase orders in order to complete a total cumulative amount of U.S. $10.0 million for products, equipment or related services, supplied by SRT or its subsidiary, Telecomunicaciones de Montreal, S.A. de C. V. under the terms of the supply contract. Out of this commitment, up to March 31, 2006, there have been placed U.S. $8.9 million worth of purchase orders. Therefore, having the balance of U.S. $1.1 worth of purchase orders pending to be placed for the rest of year.

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of March 31, 2006)

(12)	Differences between Mexican and United States accounting principles

The consolidated financial statements of the Company are prepared according to Mexican financial reporting standards (Mexican GAAP), which differ in certain significant respects from those applicable in the United States of America (U.S. GAAP).

The consolidated financial statements under Mexican GAAP include the effects of inflation provided for by Bulletin B-10, whereas the financial statements prepared under U.S. GAAP are presented on a historical cost basis. The following reconciliation does not eliminate the inflation adjustments for Mexican GAAP, since they represent an integral measurement of the effects of the changes in the price levels in the Mexican economy and, as such, are considered a more meaningful presentation than the financial reports based on historic costs for book purposes for Mexico and the United States of America.

The main differences between Mexican GAAP and U.S. GAAP and their effect on consolidated net income for the three month periods ended March 31, 2006 and 2005, and on stockholders’ equity as of March 31, 2006 and December 31, 2005 are presented below, with an explanation of the adjustments.

(Unaudited)
Three months ended
March 31,

	2006	2005

Net (loss) income reported under Mexican GAAP	$(24,362)	14,909

U.S. GAAP adjustments
1. Deferred income taxes (see 12a)	(22,323)	9,417
2. Amortization of start-up costs (see 12c)	10,699	10,433
3. Start-up costs of the period (see 12c)	(6,136)	-
4. Revenue recognition (see 12b)	(10,320)	(6,954)
5. Allowance for post retirement benefits (see 12d)	133	160
6. Capitalized interest (see 12e)	(206)	(189)
Total U.S. GAAP adjustments	(28,153)	12,867
Net income (loss) under U.S. GAAP	$(52,515)	27,776

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of March 31, 2006)

	(Unaudited) March 31,	December 31,
	2006	2005

Total stockholders’ equity reported under Mexican GAAP	$7,135,182	7,136,189

U.S. GAAP adjustments
1. Deferred income taxes (see 12a)	60,408	82,731
2. Start-up costs (see 12c)c	(175,072)	(179,635)
3. Revenue recognition (see 12b)	(130,364)	(120,044)
4. Allowance for post retirement benefits (see 12d)	(16,000)	(16,133)
5. Capitalized interest (see 12e)	24,753	24,959
Total approximate U.S. GAAP adjustments	(236,275)	(208,122)
Total stockholders’ equity under U.S. GAAP	$6,898,907	6,928,067

The term “SFAS” as used in this document refers to Statement of Financial Accounting Standards.

(a)	Deferred income taxes (IT) and employee’s statutory profit sharing (“ESPS”)

For Mexican GAAP Deferred IT are accounted for under the asset and liability method. All of the Company’s pretax income and reported income tax expense is derived from domestic operations.

For Mexican GAAP Deferred ESPS is recognized only for timing differences arising from the reconciliation of book income to income for ESPS purposes, which can be reasonably presumed to result in a future liability or benefit, with indication that the liabilities or benefits will materialize.

For U.S. GAAP purposes, the Company accounts for IT and ESPS under SFAS 109 “Accounting for Income Taxes,” which uses the asset and liability method to account for deferred tax assets and liabilities. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences of “temporary differences,” by applying the enacted statutory tax rates applicable to future years to the differences between the book amounts of the financial statements and the tax bases of existing assets and liabilities and the tax loss carryforwards. The amount of deferred income taxes charged or credited to the operations in each period, for U.S. GAAP purposes, is based on the difference between the beginning and ending balances of the deferred tax assets and liabilities for each period, expressed in nominal pesos. The deferred tax effect of a change in the tax rate is recognized in the results of operations of the period in which the change is enacted.

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of March 31, 2006)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities as of March 31, 2006 and December 31, 2005 for U.S. GAAP are presented below:

	(Unaudited)
	March 31,	December 31,
	2006	2005
Deferred tax assets:
Net operating loss carryforwards	$289,638	$312,763
Allowance for doubtful accounts	55,861	50,558
Accrued liabilities	15,470	13,528
Tax on assets	22,475	20,355
Premium on bond issuance	9,385	15,394
Fair value of derivative instruments	12,946	22,794

Total gross deferred tax assets	405,775	435,392

Less valuation allowance	23,710	22,852

Net deferred tax assets	382,065	412,540

(Unaudited)
March 31,	December 31,
2006	2005

Deferred tax liabilities:
Property, systems and equipment	122,400	147,448
Telephone concession rights	182,048	185,942
Pre-operating expenses	49,152	51,298
Other assets	9,158	10,516

Total deferred tax liabilities	362,758	395,204

Deferred tax assets, net	$19,307	$17,336

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of March 31, 2006)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Since the Company had not generated taxable income prior to 2002. A deferred tax asset valuation allowance of $23,710 as of March 31, 2006 was recorded for U.S. GAAP. This represents an increase in the valuation allowance of $858 for the three-month period ended March 31, 2006.

(b)	Revenue recognition

On December 17, 2003, the SEC issued Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (SAB 104). This bulletin summarizes the point of view of the SEC in the recognition of revenues in the financial statements according to U.S. GAAP. The SEC concluded that only when all the following conditions are met is revenue recognition appropriate:

a)there is persuasive evidence of an agreement;
b)the delivery was made or the services rendered;
c)the sales price to the purchaser is fixed or determinable; and
d)collection is reasonable assured.

SAB 104, specifically in Topic 13A, Question 5, discusses the situation of recognizing as revenue certain non-refundable cash items. SAB 104 provides that the seller should not recognize non-refundable charges generated in certain transactions when there is continuous involvement by the vendor.

One of the examples provided by SAB 104 is activation revenues from telecommunication services. The SAB concludes that unless the charge for the activation service is an exchange for products delivered or services rendered that represent the culmination of a separate revenue-generating process, the deferral method of revenue is appropriate.

Based on the provisions and interpretations of SAB 104, for purposes of the U.S. GAAP reconciliation, the Company has deferred the activation revenues over a three-year period starting in the month such charge is originated. This period was determined based on Company’s experience. The net effect of the deferral and amortization is presented in the U.S. GAAP reconciliation.

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of March 31, 2006)

(c)	Start-up costs

In April 1998, the AICPA issued Statement of Position 98-5, “Report of Start-up Costs” (SOP 98-5), which requires start-up costs, including organization costs, to be expensed as incurred. SOP 98-5 is effective, except for certain investment companies, for fiscal years beginning after December 15, 1998. Under Mexican GAAP, these costs were recognized when incurred as a deferred asset and amortized over a period of 10 years. The Company has reversed the amortization of $10,699 and $10,433 for the three months period ended March 31, 2006 and 2005 as shown in the U.S. GAAP reconciliation, and has reduced stockholders’ equity by $175,072 and $179,635 to write off the unamortized balance at March 31, 2006 and December 31, 2005. For U.S. GAAP purposes during the three months period ended March 31, 2006 the Company reversed $6,136 of capitalized amortization costs.

(d)	Allowance for post retirement benefits

For the years ended December 31, 2004 and before, under Mexican GAAP (Bulletin D-3), severance payments were recognized in earnings in the period in which they were paid, unless such payments were used by an entity as a substitution of pension benefits, in which case, they were considered as a pension plan. Starting January 1, 2005, the new Bulletin D-3 replaces the issue of unforeseen payments with the one relating to “Payments Upon Terminations of the Labor Relationship” and establishes certain valuation and disclosure requirements for those payments for reasons other than restructuring, which are the same as those for pension and seniority premium payments. Under U.S. GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112, which requires recognition of certain benefits, including severance, over an employee's service life. For the three months ended March 31, 2006 and 2005 the Company recorded an increase in net income of $133 and $160, respectively. As of March 31, 2006 and December 31, 2005, the Company cancelled a deferred charge of $16,000 and $16,133, as allowed under Mexican GAAP. The US GAAP liability amounts to $20,428 and $19,158 as of March 31, 2006 and December 31, 2005, respectively.

(e)	Capitalized interest

Under Mexican GAAP, the Company capitalizes interest on property, systems and equipment under construction. The amount of financing cost to be capitalized is comprehensively measured in order to include properly the effects of inflation. Therefore, the amount capitalized includes: (i) the interest cost of the debt incurred, plus (ii) any foreign currency fluctuations that result from the related debt, and less (iii) the monetary position result recognized on the related debt. Under U.S. GAAP, only interest is considered an additional cost of constructed assets to be capitalized and depreciated over the lives of the related assets.

The U.S. GAAP reconciliation removes the foreign currency gain or loss and the monetary position result capitalized for Mexican GAAP, derived from borrowings denominated in foreign currency.

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of March 31, 2006)

(f)	Guaranteed debt

On December 16, 2003, the Company completed an offering of senior unsecured notes, for a value of U.S.$ 175 million maturing on December 15, 2013. In addition, during January 2005, the Company re-opened its bond issuance program, issuing U.S. $75 million under the current indenture. Interest on the notes are payable semiannually at annual rate of 11%, beginning on June 15, 2004.

On February 22, 2006 the Company redeemed U.S. $87,500,000 aggregate principal amount of its 11% senior notes due 2013, or 35% of the U.S. $250,000,000 original aggregate principal amount of the notes. The redemption was made at a price of 111% of the principal amount of the notes, plus accrued and unpaid interest to the redemption date.

Each of the Company’s consolidated subsidiaries, Instalaciones y Contrataciones, S.A. de C.V. (Instalaciones), Impulsora e Inmobiliaria Regional, S.A. de C.V. (Impulsora) and Servicios Axtel, S.A. de C.V. (Servicios), are guaranteeing the notes with unconditional guaranties that are unsecured. Each of the subsidiary guarantors is 99.99% owned by Axtel, S.A. de C.V. All guarantees are full and unconditional and are joint and several.

Axtel is eligible, under Adopting Release (nos. 33-7878 and 34-43124) and a no-action request letter, for presenting the condensed consolidating financial information of Impulsora, Instalaciones and Servicios in this note in accordance with Rule 3-10 (f) of Regulation S-X. Each of Impulsora, Instalaciones and Servicios has total capital stock outstanding of 50,000 common shares. Axtel directly owns all but one share of each of Impulsora, Instalaciones and Servicios. The ownership of the remaining share by someone other than Axtel is a requirement of Mexican law.

For the purpose of the accompanying condensed consolidating balance sheets, income statements and changes in financial position under Mexican GAAP, the first column, “Axtel” corresponds to the parent company issuer. The second column, “Combined Guarantors”, represents the combined amounts of Instalaciones, Impulsora and Servicios, after adjustments and eliminations relating to their combination. The third column, “Adjustments and Eliminations”, includes all amounts resulting from the consolidation of Axtel, and the guarantors. The fourth column, “Axtel Consolidated”, represents the Company’s consolidated amounts as reported in the audited consolidated financial statements. Additionally, all amounts presented under the line item “Investments in subsidiaries” for both the balance sheet and the income statement are accounted for by the equity method.

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of March 31, 2006)

The condensed consolidating financial information is as follows:

Condensed consolidating balance sheets:
			Adjustments
(Unaudited)		Combined	and	Axtel
As of March 31, 2006	Axtel	Guarantors	Eliminations	Consolidated

Current assets	$1,812,804	143,761	(144,580)	1,811,985
Property, systems and equipment, net	7,174,823	8,892	(983)	7,182,732
Concession rights, pre-operating expenses and deferred taxes	850,449	10,241	-	860,690
Investment in subsidiaries	34,491	-	(34,491)	-
Other non-current assets and long-term receivable	144,158	19,598	-	163,756

Total assets	$10,016,725	182,492	(180,054)	10,019,163

Current liabilities	$1,025,491	123,478	(144,580)	1,004,389
Long-term debt	1,853,165	-	-	1,853,165
Other non-current liabilities	2,887	23,540	-	26,427

Total liabilities	2,881,543	147,018	(144,580)	2,883,981

Total stockholders equity	7,135,182	35,474	(35,474)	7,135,182

Total liabilities and stockholders equity	$10,016,725	182,492	(180,054)	10,019,163

			Adjustments
		Combined	and	Axtel
As of December 31, 2005	Axtel	Guarantors	Eliminations	Consolidated

Current assets	$2,775,932	130,698	(144,786)	2,761,844
Property, systems and equipment, net	7,085,452	9,071	(1,058)	7,093,465
Concession rights, pre-operating expenses and deferred taxes	867,158	9,426	-	876,584
Investment in subsidiaries	33,310	-	(33,310)	-
Other non-current assets and long-term receivable	171,227	20,235	-	191,462

Total assets	$10,933,079	169,430	(179,154)	10,923,355

Current liabilities	$988,721	112,899	(144,786)	956,834
Long-term debt	2,804,863	-	-	2,804,863
Other non-current liabilities	3,306	22,163	-	25,469

Total liabilities	3,796,890	135,062	(144,786)	3,787,166

Total stockholders equity	7,136,189	34,368	(34,368)	7,136,189

Total liabilities and stockholders equity	$10,933,079	169,430	(179,154)	10,923,355

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of March 31, 2006)

Condensed consolidating income statements:

			Adjustments
(Unaudited)		Combined	and	Axtel
For the three-month period ended March 31, 2006	Axtel	Guarantors	Eliminations	Consolidated

Telephone services and related revenues	$1,313,416	291,792	(291,792)	1,313,416
Costs of revenues and services	(394,574)	-	-	(394,574)
Selling and administrative expenses	(443,584)	(291,145)	291,792	(442,937)
Depreciation and amortization	(342,772)	(109)	-	(342,881)
Operating income	132,486	538	-	133,024
Comprehensive financing result, net	(166,310)	(520)	290	(166,540)
Other (expenses) income, net	(1,921)	347	(290)	(1,864)
Income tax	10,203	815	-	11,018
Investment in subsidiaries	1,180	-	(1,180)	-
Net (loss) income	$(24,362)	1,180	(1,180)	(24,362)

			Adjustments
(Unaudited)		Combined	and	Axtel
For the three-month period ended March 31, 2005	Axtel	Guarantors	Eliminations	Consolidated

Telephone services and related revenues	$1,156,654	232,877	(232,877)	1,156,654
Costs of revenues and services	(363,756)	-	-	(363,756)
Selling and administrative expenses	(411,389)	(234,332)	232,877	(412,844)
Depreciation and amortization	(271,109)	(121)	-	(271,230)
Operating income (loss)	110,400	(1,576)	-	108,824
Comprehensive financing result, net	(76,859)	(485)	342	(77,002)
Other (expenses) income, net	(7,223)	69	(342)	(7,496)
Income tax	(8,684)	(733)	-	(9,417)
Investment in subsidiaries	(2,725)	-	2,725	-
Net income (loss)	$14,909	(2,725)	2,725	14,909

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of March 31, 2006)

Condensed consolidating statements of changes in financial position:

			Adjustments
(Unaudited)		Combined	and	Axtel
For the three-month period ended March 31, 2006	Axtel	Guarantors	Eliminations	Consolidated

Operating activities:
Net (loss) income	$(24,362)	1,180	(1,180)	(24,362)
Charges (credits) to operations not requiring (providing) resources	331,389	(706)	1,180	331,863
Resources provided by operations	307,027	474	-	307,501
Net investment in operations	(19,083)	(3,814)	(111)	(23,008)
Resources provided by (used in) operations, net	287,944	(3,340)	(111)	284,493

Financing activities:
Additional paid-in capital	(1,970)	-	-	(1,970)
Loans payments, net	(904,421)	(111)	111	(904,421)
Others	39,173	-	-	39,173
Resources used in financing activities	(867,218)	(111)	111	(867,218)

Investing activities:
Acquisition and construction of property, systems and equipment, net	(378,147)	(4)	-	(378,151)
Investment in subsidiaries	(6,136)	-	-	(6,136)
Other assets	(838)	636	-	(202)
Resources used in investing activities	(385,121)	632		(384,489)

Decrease in cash and equivalents	(964,395)	(2,819)	-	(967,214)
Cash and equivalents at the beginning of the period	1,903,275	3,477	-	1,906,752
Cash and equivalents at the end of the period	$938,880	658	-	939,538

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of March 31, 2006)

			Adjustments
(Unaudited)		Combined	and	Axtel
For the three-month period ended March 31, 2005	Axtel	Guarantors	Eliminations	Consolidated

Operating activities:
Net income (loss)	$14,909	(2,725)	2,725	14,909
Charges to operations not requiring resources	282,517	855	(2,725)	280,647
Resources provided by (used in) operations	297,426	(1,870)	-	295,556
Net (investment in) financing from operations	(246,193)	3,768	(220)	(242,645)
Resources provided by operations, net	51,233	1,898	(220)	52,911

Financing activities:
Proceeds from (loans payments), net	1,028,755	(220)	220	1,028,755
Others	1,974	-	-	1,974
Resources provided by (used in) financing activities	1,030,729	(220)	220	1,030,729

Investing activities:
Acquisition and construction of property, systems and equipment, net	(342,306)	(12)	-	(342,318)
Other assets	(18,639)	(1,808)	-	(20,447)
Resources used in investing activities	(360,945)	(1,820)	-	(362,765)

Increase (decrease) in cash and equivalents	721,017	(142)	-	720,875
Cash and equivalents at the beginning of the period	575,360	2,093	-	577,453
Cash and equivalents at the end of the period	$1,296,377	1,951	-	1,298,328

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of March 31, 2006)

The tables below present combined balance sheets as of March 31, 2006 and December 31, 2005, income statements for each of the three-month periods ended March 31, 2006 and March 31, 2005, and statements of changes in financial position for each of the three-month periods ended March 31, 2006 and March 31, 2005 for the Guarantors. Such information presents in separate columns each individual Guarantor, combination adjustments and eliminations, and the combined guarantors. All significant related parties balances and transactions between the Guarantors have been eliminated in the “Combined Guarantors” column.

The amounts presented in the column “Combined Guarantors” are readily comparable with the information of the Guarantors included in the condensed consolidating financial information.

Guarantors’ Combined Balance Sheets:

(Unaudited)				Adjustments
As of March 31, 2006				and	Combined
Assets	Icosa	Inmobiliaria	Servicios	Eliminations	Guarantors

Cash and cash equivalents	$137	29	492	-	658
Related parties receivables	12,284	-	113,894	(4)	126,174
Refundable taxes and other accounts receivable	1,486	1,293	14,150	-	16,929

Total current assets	13,907	1,322	128,536	(4)	143,761

Property, systems and equipment, net	-	8,892	-	-	8,892
Deferred income taxes	186	-	10,244	(189)	10,241
Other non-current assets	1,671	-	17,927	-	19,598

Total assets	$15,764	10,214	156,707	(193)	182,492
Liabilities and Stockholders Equity

Account payable and accrued liabilities	$532	-	31,674	-	32,206
Taxes payable	5,861	-	40,687	-	46,548
Related parties payables	-	8,179	4	(4)	8,179
Other accounts payable	2,138	-	34,407	-	36,545

Total current liabilities	8,531	8,179	106,772	(4)	123,478

Deferred income tax	-	189	-	(189)	-
Other non-current liabilities	2,067	-	21,473	-	23,540

Total liabilities	10,598	8,368	128,245	(193)	147,018

Equity	5,181	1,671	27,442	-	34,294
Net (loss) income	(15)	175	1,020	-	1,180

Total stockholders equity	5,166	1,846	28,462	-	35,474

Total liabilities and stockholders equity	$15,764	10,214	156,707	(193)	182,492

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of March 31, 2006)

As of December 31, 2005
				Adjustments
Assets	Icosa	Inmobiliaria	Servicios	and Eliminations	Combined Guarantors

Cash and cash equivalents	$424	11	3,042	-	3,477
Related parties receivables	11,085	-	100,581	(2)	111,664
Refundable taxes and other accounts receivable	1,357	1,328	12,872	-	15,557

Total current assets	12,866	1,339	116,495	(2)	130,698

Property, systems and equipment, net	-	9,071	-	-	9,071
Deferred income taxes	207	-	9,421	(202)	9,426
Other non-current assets	1,685	-	18,550	-	20,235

Total assets	$14,758	10,410	144,466	(204)	169,430
Liabilities and stockholders’ equity

Account payable and accrued liabilities	$140	-	19,931	-	20,071
Taxes payable	6,300	173	53,752	-	60,225
Related parties payables	-	8,290	2	(2)	8,290
Other accounts payable	1,236	-	23,077	-	24,313

Total current liabilities	7,676	8,463	96,762	(2)	112,899

Deferred income tax	-	202	-	(202)	-
Other non-current liabilities	1,902	-	20,261	-	22,163

Total liabilities	9,578	8,665	117,023	(204)	135,062

Equity	6,703	1,568	44,735	-	53,006
Net (loss) income	(1,523)	177	(17,292)	-	(18,638)

Total stockholders equity	5,180	1,745	27,443	-	34,368

Total liabilities and stockholders equity	$14,758	10,410	144,466	(204)	169,430

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of March 31, 2006)

Guarantors’ Combined Income Statements:

(Unaudited) For the three-months period ended March 31, 2006	Icosa	Inmobiliaria	Servicios	Adjustments and Eliminations	Combined Guarantors

Rental installation service and other revenues	$33,756	497	257,539	-	291,792

Administrative expenses	(33,656)	-	(257,489)	-	(291,145)
Depreciation and amortization	-	(105)	(4)	-	(109)

Operating income	100	392	46	-	538

Comprehensive financing result, net	(90)	(230)	(200)	-	(520)

Other ( expenses) income, net	(4)	-	351	-	347

Income before income taxes	6	162	197	-	365

Income taxes	(21)	13	823	-	815

Net (loss) income	$(15)	175	1,020	-	1,180

				Adjustments
(Unaudited) For the three-months period ended March 31, 2005	Icosa	Inmobiliaria	Servicios	and Eliminations	Combined Guarantors

Rental installation service and other revenues	$24,347	498	208,032	-	232,877

Administrative expenses	(24,347)	-	(209,985)	-	(234,332)
Depreciation and amortization	-	(109)	(12)	-	(121)

Operating income (loss)	-	389	(1,965)	-	(1,576)

Comprehensive financing result, net	(63)	(287)	(135)	-	(485)

Other income, net	3	-	66	-	69

(Loss) income before income taxes	(60)	102	(2,034)	-	(1,992)

Income taxes	9	(2)	(740)	-	(733)

Net (loss) income	$(51)	100	(2,774)	-	(2,725)

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of March 31, 2006)

Guarantors’ Combined Statements of Changes in Financial Position:

				Adjustments
(Unaudited) For the three-months period ended March 31, 2006	Icosa	Inmobiliaria	Servicios	and Eliminations	Combined Guarantors

Operating activities:
Net (loss) income	$(15)	175	1,020	-	1,180
Non-cash items	21	92	(819)	-	(706)

Resources provided by operations	6	267	201	-	474

Net investment in operations	(307)	(138)	(3,369)	-	(3,814)

Resources (used in) provided by operations, net	(301)	129	(3,168)	-	(3,340)

Financing activities:
Loans payment, net	-	(111)	-	-	(111)

Resources used in financing activities	-	(111)	-	-	(111)

Investing activities:
Property, system and equipment, net	-	-	(4)	-	(4)
Other assets	14	-	622	-	636

Resources used in investing activities	14	-	618	-	632

(Decrease) increase in cash and equivalents	(287)	18	(2,550)	-	(2,819)

Cash and equivalents at the beginning of the period	424	11	3,042	-	3,477

Cash and equivalents at the end of the period	$137	29	492	-	658

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of March 31, 2006)

				Adjustments
(Unaudited) For the three-months period ended March 31, 2005	Icosa	Inmobiliaria	Servicios	and Eliminations	Combined Guarantors

Operating activities:
Net (loss) income	$(51)	100	(2,774)	-	(2,725)
Non-cash items	(9)	111	753	-	855

Resources (used in) provided by operations	(60)	211	(2,021)	-	(1,870)

Financing from operations, net	827	9	2,932	-	3,768

Resources provided by operations, net	767	220	911	-	1,898

Financing activities:
Loans payments, net	-	(220)	-	-	(220)

Resources used in financing activities	-	(220)	-	-	(220)

Investing activities:
Property, system and equipment, net	-	-	(12)	-	(12)
Other assets	(339)	-	(1,469)	-	(1,808)

Resources provided by (used in) investing activities	(339)	-	(1,481)	-	(1,820)

Increase (decrease) increase in cash and equivalents	428	-	(570)	-	(142)

Cash and equivalents at the beginning of the period	613	12	1,468	-	2,093

Cash and equivalents at the end of the period	$1,041	12	898	-	1,951

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of March 31, 2006)

Guarantors - U.S. GAAP reconciliation of net income and stockholders’ equity:

As discussed at the beginning of this note 13, the following reconciliation to U.S. GAAP does not eliminate the inflation adjustments for Mexican GAAP, since they represent an integral measurement of the effects of the changes in the price levels in the Mexican economy and, as such, are considered a more meaningful presentation than the financial reports based on historic costs for book purposes for Mexico and the United States.

The main differences between Mexican GAAP and U.S. GAAP and their effect on combined guarantors’ net loss and stockholders´ equity for the three-month periods ended March 31, 2006 and 2005 and on the stockholders’ equity as of March 31, 2006 and December 31, 2005 is presented below, with an explanation of the adjustments.

	(Unaudited)
	three-month period ended March 31
	2006	2005

Net income (loss) reported under Mexican GAAP	$1,180	(2,725)

U.S. GAAP adjustments
1. Deferred income taxes (A)	(37)	733
2. Allowance for post retirement benefits (B)	133	160
Total U.S. GAAP adjustments	96	893
Net income (loss) income under U.S. GAAP	$1,276	(1,832)

	(Unaudited)
	March 31	December 31
	2006	2005

Total stockholders’ equity reported under Mexican GAAP	$35,474	34,368

U.S. GAAP adjustments
1. Deferred income taxes (A)	4,480	4,517
2. Allowance for post retirement benefits (B)	(16,000)	(16,133)
Total approximate U.S. GAAP adjustments	(11,520)	(11,616)
Total stockholders’ deficit under U.S. GAAP	$23,954	22,752

AXTEL, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of March 31, 2006)

Guarantors-Notes to the U.S. GAAP reconciliation

A.	Deferred income taxes

Deferred income taxes adjustment in the stockholders’ equity reconciliation to U.S. GAAP, as of March 31, 2006 and December 31, 2005, represented increases of $4,480 and $4,517, respectively, as shown in the U.S. GAAP reconciliation.

B.	Severance

For the year ended December 31, 2005 and prior under Mexican GAAP (Bulletin D-3), severance payments should be recognized in earnings in the period in which they are paid, unless such payments were used by an entity as a substitution of pension benefits, in which case, they were considered as a pension plan. Starting January 1, 2005, the new Bulletin D-3 replaces the issue of unforeseen payments with the one relating to “Payments Upon Termination of the Labor Relationship” and establishes certain valuation and disclosure requirements for those payments for reasons other than restructuring, which are the same as those for pension and seniority premium payments. Under U.S. GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112, which requires recognition of certain benefits, including severance, over an employee's service life. For the three-month periods ended March 31, 2006 and 2005 the Company recorded an increase in net income of $133 and $160, respectively. As of March 31, 2006 and December 31, 2005, the Company cancelled a deferred charge of $16,000 and $16,133, respectively, as allowed under Mexican GAAP. The US GAAP liability amounts to $20,428 and $19,158 as of March 31, 2006 and December 31, 2005, respectively.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

We provide bundled local and long distance voice services, as well as data and internet services. Our integrated service offering enables us to maximize the recurring revenue received from each customer, increasing the return achieved on our investment in infrastructure, sales and marketing and distribution. Long distance services, for example, have been a significant source of revenue, but would not be cost-effective to provide as a stand-alone service offering because of the significant downward pricing pressure on long distance services in Mexico. In addition, we believe that customers prefer to purchase their telecommunications services from a single provider and receive a single bill. We believe customer loyalty is increased with the provision of additional services, resulting in a lower customer churn rate.

Revenues

We derive our revenues from:

• Local calling services. We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area. Customers are charged a flat monthly fee for basic service, a per call fee for local calls (“measured service”), a per minute usage fee for calls completed on a cellular line (“calling party pays”) and a monthly fee for value added services and internet when requested by the customer.

• Long distance services. We generate revenues by providing long distance services for our customers’ completed calls.

• Other services. We generate revenues from other services which include activation fees for new customers as well as data, interconnection and dedicated private line service charged on a monthly basis.

The following summarizes our revenues and percentage of revenues from operations from these sources:

	Revenues (Constant Ps. in millions as of March 31, 2006) Three-month period ended March 31,				% of Revenues Three-month period ended March 31,
Revenue Source	2006	2005	% of Change	2006	2005
Local calling services	956.3	814.1	17.5%	72.8%	70.4%
Long distance services	106.0	104.3	1.6%	8.1%	9.0%
Other services	251.1	238.3	5.4%	19.1%	20.6%
Total	1,313.4	1,156.7	13.6%	100.0%	100.0%

Cost of Revenues and Operating Expenses

Our costs are categorized as follows:

• Cost of revenues include expenses related to the termination of our customers’ cellular and long distance calls in other carriers’ networks, as well as expenses related to billing, payment processing, operator services and our leasing of private circuit links.

• Operating expenses include costs incurred in connection with general and administrative matters, including compensation and benefits, the costs of leasing land related to our operations and costs associated with sales and marketing and the maintenance of our network.

• Depreciation and amortization includes depreciation of all communications network and equipment and amortization of preoperating expenses and the cost of spectrum licenses.

Three Months Ended March 31, 2006 Compared with Three Months Ended March 31, 2005

Revenues from Operations

Revenues from operations increased to Ps.1,313.4 million in the three-month period ended March 31, 2006 from Ps.1,156.7 million for the same period in 2005, an increase of Ps.156.8 million or 14%. Our lines in service at the end of the first quarter of 2006 increased to 648,402 from 490,231 at the end of the same period in 2005, an increase of 32%. This increase was the result of a higher number of lines in service.

Local services. Local service revenues increased to Ps.956.3 million for the three-month period ended March 31, 2006 from Ps.814.1 million for the same period ended in 2005, an increase of Ps.142.2 million or 17%. The higher number of lines in service reflected in the monthly rent and a higher cellular consumption were the main drivers of these increases.

Long distance services. Long distance service revenues increased to Ps.106.0 million for the three-month period ended March 31, 2006 from Ps.104.3 million in the same period in 2005, an increase of Ps.1.7 million or 2%. This is a consequence of a higher consumption in both domestic and international long distance derived from the additional lines installed during 2005. This increase was partially offset by a decline in long distance rates.

Other services. Revenue from other services increased to Ps.251.1 million in three-month period ended March 31, 2006 from Ps.238.3 million in the same period in 2005, an increase of Ps.12.9 million or 5%. This result was mainly due to an increase in data services as well as an increase in activation fees in connection with lines installed during the period.

Cost of Revenues and Operating Expenses

Cost of Revenues. For the three-month period ended March 31, 2006, the cost of revenues was Ps.394.6 million, an increase of Ps.30.8 million compared with the same period of year 2005. This increase was mainly due to higher consumption of cellular minutes.

Gross Profit. Gross profit is defined as revenues minus cost of revenues. For the three-month period ended March 31, 2006, gross profit was Ps.918.8 million, an increase of Ps.125.9 million or 16%, compared with the same period in 2005.

Operating expenses. For the three-month period ended March 31, 2006, operating expenses grew Ps.30.1 million or 7%, to Ps.442.9 million, compared to Ps.412.8 million for the same period in 2005. This increase was attributable primarily to salaries, rents, sales commissions and network maintenance incurred as a result of the opening of three new cities.

Depreciation and Amortization. As a result of the continuing expansion of our asset base, depreciation and amortization increased to Ps.342.9 million for the three-month period ended March 31, 2006 from Ps.271.2 million for the same period in year 2005, an increase of Ps.71.7 million or 26%. This increase in depreciation and amortization reflects our growth and investments.

Operating Income (loss). Operating income increased to Ps.133.0 million for the three-month period ended March 31, 2006 compared to operating income of Ps.108.8 million in the same period in 2005, an increase of Ps.24.2 million or 22%.

Comprehensive financial result. The comprehensive financial loss was Ps.166.5 million for the three-month period ended March 31, 2006, compared to a loss of Ps.77.0 million for the same period in 2005. This increase was a result of the redemption of US$87,500,000 aggregate principal amount of our 11% senior notes due 2013 at a 111%

redemption price that took place during the three-month period ended March 31, 2006. The following table illustrates the comprehensive financial results:

Comprehensive Financial Result Comparison			% of
	Three-month period ended March 31,
Description	2006	2005	Change
Interest expense	Ps.(186.9)	Ps.(99.7)	87.5%
Interest income	41.9	17.5	139.9%
Foreign exchange gain (loss), net	(27.1)	(7.3)	270.7%
Monetary position gain	5.6	12.5	-55.7%
Total	Ps.(166.5)	Ps.(77.0)	116.3%

Net (loss) income. We recorded a net loss of Ps.(24.4) million for the three-month period ended March 31, 2006 compared to net income of Ps.14.9 million in the same period in 2005. This result was primarily attributable to the redemption of US$87,500,000 aggregate principal amount of our 11% senior notes due 2013 at a 111% redemption price that took place during the three-month period ended March 31, 2006, which impacted our interest expense by approximately $9.6 million.

Liquidity and Capital Resources

Historically we have relied primarily on vendor financing, the proceeds of the sale of securities, internal cash from operations and the proceeds from bank debt to fund our operations, capital expenditures and working capital requirements. Although we believe that we would be able to meet our debt service obligations and fund our operating requirements in the future with cash flow from operations, we may seek additional financing in the capital markets from time to time depending on market conditions and our financial requirements. We will continue to focus on investments in fixed assets and working capital management, including the collection of accounts receivable and management of accounts payable.

At March 31, 2006, we had cash and cash equivalents of Ps.915.5 million compared to cash and cash equivalents of Ps.1,298.3 million at March 31, 2005.

Net cash provided by operating activities for the three-month period ended March 31, 2006 was Ps.284.5 million compared to Ps.52.9 million in the same period in 2005.

Net cash used in investing activities was Ps.384.5 million for the three-month period ended March 31, 2006 compared to Ps.362.8 million recorded in the same period in 2005. These cash flows primarily reflect investments in fixed assets of Ps.378.2 million and Ps.342.3 million for the three-month periods ended March 31, 2006 and 2005, respectively.

Net cash provided by (used in) financing activities from continuing operations was Ps.(891.3) million and Ps.1,030.7 million for the three-month period ended March 31, 2006 and 2005, respectively. The result in the three-month period ended March 31, 2006 was primarily due to the redemption of US$87,500,000 aggregate principal amount of our 11% senior notes due 2013 at a 111% redemption price that took place during the three-month period ended March 31, 2006.

We expect to make additional investments in future periods as we selectively expand our network into other areas of Mexico in order to exploit market opportunities as well as to maintain our existing network and facilities.

Capitalization of preoperating expenses

We commenced commercial operations in June 1999. As permitted under Mexican GAAP, during our preoperating stage we were able to capitalize all of our general and administrative expenses and our net comprehensive cost of financing.

Beginning in June 1999, we are required to amortize all previously capitalized general and administrative expenses and to depreciate all previously capitalized net comprehensive cost of financing. These capitalized preoperating expenses are amortized on a straight-line basis for a period not exceeding ten years.

Summary of contractual obligations

The following table discloses aggregate information about our contractual obligations and the periods in which payments are due.

Contractual obligations:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	payments due by period (US$ in millions)

Debt maturing within one year	4.0	4.0
Long-term debt	166.1	-	3.4	0.2	162.5
Interest payments	143.1	17.9	35.8	35.8	53.6
Operating leases	95.4	15.0	26.8	17.1	36.5
SR Telecom	1.1	1.1	-	-	-
Nortel	1.9	-	-	1.9	-
Total contractual cash obligation	411.6	38.0	66.0	55.0	252.6

US GAAP Reconciliation

We describe below the principal differences between Mexican GAAP and US GAAP. See Note 12 to the unaudited consolidated financial statements for reconciliation to US GAAP of shareholders’ equity and net loss for the period presented.

Recognition of the effects of inflation on financial information. Under Mexican GAAP, the effects of inflation are reflected in financial statements. Such a convention has no counterpart under US GAAP. However, although Mexican GAAP includes the effects of inflation in financial statements, the SEC does not require the restatement of financial statements to reconcile the effects of the Mexican GAAP inflation accounting.

Preoperating expenses. Under Mexican GAAP, all expenses incurred while a company is in the preoperating or development stages are deferred and considered as a component of a company’s assets. Such capitalized expenses are amortized on a straight-line basis for a period not exceeding 10 years after the corresponding asset commences operations. According to US GAAP, such preoperating or development expenses are expensed and reported as a deficit to shareholders’ equity recorded during the developing stage.

Deferred income tax and employees statutory profit sharing. Under Mexican GAAP deferred income tax is accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax and employees statutory profit sharing is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, to the extent it may reasonably be estimated that a future liability or benefit will arise and as to which there is no indication that the liabilities or benefits will not materialize. Under US GAAP, deferred income tax and employees statutory profit sharing are determined under the asset and liability method recognizing the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards.

Statement of changes in financial position. In accordance with Mexican GAAP, we present statements of changes in financial position in constant pesos. This presentation identifies the generation and application of resources representing differences between beginning and ending financial statements balances in constant pesos.

The changes in the consolidated financial statement balances included in our unaudited consolidated financial statements constitute cash flow activity stated in constant pesos (including monetary losses which are considered as cash losses in the financial statements presented in constant pesos). SFAS No. 95 does not provide guidance with respect to inflation adjusted financial statements. However, US GAAP requires that non-cash financing and investing transactions should be excluded from the statement of cash flows and reported in related disclosures.

Severance. Prior to December 31, 2004 under Mexican GAAP (Bulletin D-3), severance payments were recognized in earnings in the period in which they were paid, unless such payments were used by an entity as a substitution for pension benefits, in which case, they were considered as a pension plan. Starting January 1, 2005, the new Bulletin D-3 replaced the issue of unforeseen payments with the one relating to “Payments Upon Terminations of the Labor Relationship” and establishes certain valuation and disclosure requirements for those payments for reasons other than restructuring, which are the same as those for pension and seniority premium payments. Under US GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS No. 112, which requires recognition of certain benefits, including severance, over an employee’s service life.

Capitalization of interest. In accordance with Mexican GAAP, capitalization of interest or, during inflationary periods, comprehensive cost of financing or income incurred in the period of construction and installation of an asset is permitted. The interest to be capitalized is that of the specific financing obtained for the construction of the related asset. Under US GAAP, capitalization of interest is required for certain qualifying assets that require a period of time to get them ready for their intended use. The amount of interest to be capitalized is that portion of the interest cost incurred during the assets’ acquisition period that theoretically could have been avoided if expenditures for the assets had not been made, and is not limited to indebtedness attributable to the asset.

Recently Issued Accounting Standards

Recently issued accounting pronouncements under Mexican GAAP

Through May 2004, the Accounting Principles Commission (Comisión de Principios de Contabilidad or CPC) of the Mexican Institute of Public Accountants was in charge of issuing accounting standards in Mexico. Those standards are contained in the Bulletins of Generally Accepted Accounting Principles (Bulletins), which are deemed standards, and in the Circulars, that are regarded as opinions or interpretations.

Beginning June 1, 2004, the aforementioned function was transferred to the Mexican Board for Research and Development of Financial Reporting Standards (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera or CINIF). CINIF is an entity whose objectives are to develop Financial Reporting Standards (FRS) in Mexico that are useful to both issuers and users of financial information, as well as to achieve as much consistency as possible with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board.

Through December 2005, CINIF has issued eight series A and one series B Financial Reporting Standards. Therefore, Mexican FRS currently include both the standards issued by CINIF and the Bulletins and Circulars issued by CPC, that have not been revised, substituted or superseded by the new FRS.

The principal changes included in the aforementioned FRS, which are effective for fiscal years beginning after December 31, 2005, are the following:

(a) Donations received are included in the results of operations, instead of in contributed capital.

(b) Elimination of special and extraordinary items, classifying income statement items as ordinary and non-ordinary.

(c) Retroactive recognition of the effects of changes in particular standards.

(d) Disclosure of the authorized date for issuance of financial statements, as well as the officer or body authorizing issuance.

We believe that the adoption of these recently issued accounting standards will not have an impact on our financial statements.

Recently issued accounting pronouncements under US GAAP

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to the previous Statement 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. For nonpublic companies, this Statement will require measurement of the cost of employees’ services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. The adoption of this Statement will not have an effect on our financial statements.

In December 2004, the FASB issued FASB Statement No. 153, Exchanges of Non-monetary Assets, which eliminates an exception in APB 29 for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This Statement will be effective for our company for nonmonetary asset exchanges occurring on or after January 1, 2006. The adoption of this Statement will not have a significant effect on our financial statements.

In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections. Statement 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. This statement will be effective for us for all accounting changes and any error corrections occurring after January 1, 2006.

In September 2005, the Emerging Issues Task Force issued EITF Issue No. 04-13 Accounting for Purchases and Sales of Inventory with the Same Counterparty. EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements occurring, after March 15, 2006. The application of EITF 04-13 is not expected to have a significant impact on our financial statements.

Critical Accounting Policies

Our consolidated financial statements included elsewhere in this report have been prepared in accordance with Mexican GAAP, which differ in significant respects from US GAAP. See Note 12 to our condensed consolidated financial statements, included elsewhere in this quarterly report, for a description of the principal differences between Mexican GAAP and US GAAP as they relate to us.

We have identified below the accounting policies we have applied under Mexican GAAP that are critical to understanding our overall financial reporting.

Income taxes

Under Mexican GAAP, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Significant judgment is required to appropriately assess the amounts of tax assets. We record tax assets when we believe there will be enough future taxable income for the realization of such deductible temporary difference. If this determination cannot be made, a valuation allowance is established to reduce the carrying value of the asset.

Deferred income tax and employees statutory profit sharing is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, on which it may be reasonably estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize.

Recognition of the effects of inflation

Under Mexican GAAP, the financial statements are restated to reflect the loss of purchasing power (inflation) of their functional currency. The inflation effects arising from holding monetary assets and liabilities are reflected in the income statements as monetary position result. Inventories, fixed assets and deferred charges, with the exception of the equity accounts, are restated to account for inflation using the Mexican National Consumer price Index (NCPI) published by Banco de Mexico (central bank). The result is reflected as an increase in the carrying value of each item. Income statement accounts are also restated for inflation into constant Mexican Pesos as of the reporting date.

Impairment of long-lived assets

We evaluate periodically the adjusted values of our property, plant, systems and equipment and other non-current assets, to determine whether there is an indication of potential impairment.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net revenues expected to be generated by the asset. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the asset exceeds the expected net revenues. Assets to be disposed of are reported at the lower of the carrying amount or realizable value.

Revenue Recognition

On December 3, 1999, the SEC issued Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (SAB 101). This bulletin summarizes the point of view of the SEC in the recognition of revenues in financial statements according to US GAAP. The SEC concluded that only when all the following conditions are met is revenue recognition appropriate:

(a) there is persuasive evidence of an agreement;

(b) the delivery was made or the services rendered;

(c) the sales price to the purchaser is fixed or determinable;

(d) collection is reasonably assured.

SAB 101, specifically in Topic 13A, Question 5, discusses the situation of recognizing as revenue certain non-refundable cash items. SAB 101 provides that the seller should not recognize non-refundable charges generated in certain transactions when there is continuous involvement by the vendor.

One of the examples provided by SAB 101 is activation revenues from telecommunication services. The SAB concludes that unless the charge for the activation service is an exchange for products delivered or services rendered that represent the culmination of a separate revenue-generating process, the deferral method of revenue is appropriate.

Based on the provisions and interpretations of SAB 101, for purposes of the US GAAP reconciliation, we have has deferred the activation revenues over a three-year period starting in the month such charge is originated. This period was determined based on our experience.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks

Our primary foreign currency exposure relates to our US dollar-denominated debt. Most of our debt obligations at March 31, 2006 were denominated in US dollars. Therefore, we are exposed to currency exchange rate risks that could significantly affect our ability to meet obligations since our revenues are in pesos. On March 29, 2004, we entered into two separate derivative transactions denominated ‘‘Coupon Swap’’ agreements to hedge a portion of our U.S. dollar foreign exchange exposure resulting from the issuance of our US$175.0 million 11% senior notes due 2013. Under the transactions, we will receive semi-annual payments based on the aggregate notional amount of US$113.8 million at an annual rate of 11% and will make semiannual payments calculated based on the aggregate of Ps. 1,270.0 million at an annual rate of 12.3%. Both of these payments will cease in December 2008. During June 2005, we entered into two separate derivative transactions, which will cover the remaining portion of our US foreign exchange exposure. Under these transactions we will receive semi-annual payments based on the aggregate notional amount of US$136.2 million at an annual rate of 11% and will make semiannual payments calculated based on the aggregate of Ps. 1,480.0 million at an annual rate of 12.26%. Both of these payments will cease in December 2008.

The following table provides information about the details of our option contracts as of March 31, 2006:

(Amounts in millions)	Currencies		Interest Rates
Maturity date	Notional amount	Notional amount	Axtel receives	Axtel pays	Estimated fair value
December 15, 2008	US$113.8	Ps.1,270	11.00%	12.30%	US$(4.1)
December 15, 2008	US$136.2	Ps.1,480	11.00%	12.26%	US$(3.5)

Prior to entering into foreign currency hedging contracts, we evaluate the counterparties’ credit ratings. Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed to perform as contracted. We do not currently anticipate non-performance by such counterparties.

The exchange rate of the peso to the US dollar is a freely floating rate and the peso has experienced significant devaluations in previous years. Any significant decrease in the value of the peso relative to the US dollar in the near term may have a material adverse effect on our results of operations and financial condition.

ITEM 4. CONTROLS AND PROCEDURES

Not applicable.

PART II.

OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

Not applicable.

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

Not applicable.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

Not applicable.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

ITEM 5. OTHER INFORMATION

Not applicable.

ITEM 6. EXHIBITS AND REPORTS

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Axtel, S.A. de C.V.
Date: May 15 , 2006	By: /s/ Patricio Jimenez Barrera
Patricio Jimenez Barrera
Chief Financial Officer